FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 17, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

SUITE 500, 630 – 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated February 17, 2004.

NEWS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON 2003 CANADIAN INCOME TAX INFORMATION

February 17, 2004.  The following information is intended to assist individual Canadian Unitholders of Paramount Energy Trust (“Paramount”) in the preparation of their 2003 T1 Income Tax Return.

The information contained herein is based on Paramount’s understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only.  Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2003 T1 Income Tax Return where the Paramount Energy Trust Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their Paramount Energy Trust Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary and received cash distributions during the period, will receive “T3 Supplementary” slips directly from their broker or intermediary, not from the transfer agent or Paramount Energy Trust.

Registered Unitholders of Paramount Energy Trust who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada, (and not from a broker or intermediary), will receive “T3 Supplementary” slips directly from Computershare Trust Company of Canada.

The attached “Schedule 1” includes supplementary information on the taxable portion of the 2003 cash distributions and is shown on a per unit basis.  Under Paragraph 12(1) (m) of the Income Tax Act, taxable amount allocated by Paramount Energy Trust in 2003 to the Unitholders must be reported by the Unitholders in their 2003 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e. “Other Income” Box (26) and “Actual amount of dividends” Box (23) on the T3 slips) with respect to record dates March 31, 2003 up to and including December 31, 2003 are included in your “T3 Supplementary”.  The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 30, 2004.

Adjusted Cost Base

Holders of Paramount Energy Trust Units are required to reduce the Adjusted Cost Base of their Units.  The reduction is equal to the cumulative cash received from cash distributions minus cumulative taxable amounts Reported as “Other Income” Box (26) and “Actual amount of dividends” Box (23) on their T3 slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the trust Units if the owner holds the trust Units as a capital property.

SCHEDULE 1

PARAMOUNT ENERGY TRUST UNITS 2003 – T3 INFORMATION FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per unit paid or payable by Paramount Energy Trust with respect to record dates for the period March 31, 2003 – December 31, 2003 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Tax-Deferred Amount (Return of Capital) Amount

March 31, 2003	April 15, 2003	.830	0.432	0.398
April 30, 2003	May 15, 2003	.277	0.144	0.133
May 30, 2003	June 16, 2003	.277	0.144	0.133
June 30, 2003	July 15, 2003	.250	0.130	0.120
July 31, 2003	August 15, 2003	.250	0.130	0.120
August 29, 2003	September 15, 2003	.200	0.104	0.096
September 30, 2003	October 15, 2003	.200	0.104	0.096
October 31, 2003	November 17, 2003	.200	0.104	0.096
November 28, 2003	December 15, 2003	.200	0.104	0.096
December 31, 2003	January 15, 2004	.200	0.104	0.096

TOTAL PER UNIT		2.884	1.500	1.384

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  February 17, 2004